EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2013

(In thousands)

Earnings
Net income before minority interest	$60,856
Equity earnings	(7,045)
Income distribution from equity investees	5,498
Minority interest in pre-tax income	(2,981)
Amortization of capitalized interest	395
Federal and state income taxes	37,039
Fixed charges	15,373
Total Earnings as Defined	$109,135

Fixed Charges
Interest expense on long-term debt and other	$13,509
Interest on rentals*	647
Amortization of debt issuance costs	499
AFUDC - borrowed funds	718
Total Fixed Charges	$15,373

Ratio of Earnings to Fixed Charges	7.10X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.